November 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada Sarmento and Jeffrey Gabor

Re:	MDxHealth SA Registration Statement on Form F-1 File No. 333-260213

Acceleration Request

Requested Date:	November 3, 2021
Requested Time:	4:30 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MDxHealth SA hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:30 p.m., Eastern Time, on November 3, 2021, or as soon thereafter as practicable or at such later time as the Company may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Please confirm once the Registration Statement has been declared effective by calling Mark Busch of K&L Gates LLP at (704) 331-7440. Please also contact him should you have any questions.

/s/ Michael McGarrity
Michael McGarrity
Chief Executive Officer

cc:

Mark R. Busch, Esq.

K&L Gates LLP